================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                ---------------

                             HOUSE OF FABRICS, INC.
                           (Name of Subject Company)

                             HOUSE OF FABRICS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   441758109
                     (CUSIP Number of Class of Securities)

                                ---------------

                            MARVIN S. MALTZMAN, ESQ.
                        SENIOR VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                             HOUSE OF FABRICS, INC.
                             13400 RIVERSIDE DRIVE
                         SHERMAN OAKS, CALIFORNIA 91423
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a copy to:

                            Richard A. Boehmer, Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                       Los Angeles, California 90071-2899
                                 (213) 669-6000

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is House of Fabrics, Inc., a Delaware corporation (the "Company"), and the address of the principal executive office of the Company is 13400 Riverside Drive, Sherman Oaks, California 91423. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to the tender offer by FCA Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Fabri-Centers of America, Inc., an Ohio corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 6, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $4.25 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 1, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, among other things, each Share (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any subsidiary of Parent and other than Shares held by stockholders who shall have fully complied with the statutory dissenters' procedures set forth in the Delaware General Corporation Law (the "Delaware Law")) will be cancelled and converted automatically into the right to receive $4.25 in cash or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at 5555 Darrow Road, Hudson, Ohio 44236.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) To the knowledge of the Company, each material contract, agreement, arrangement or understanding and actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, is described below or in an information statement containing the information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, which information statement is attached as Annex A hereto (which information is incorporated herein by reference).

     The stockholders of the Company should be aware that certain members of the Company's management and certain members of the Board of Directors of the Company have certain interests in the Merger that are in addition to the interests of stockholders of the Company generally.

CHANGE-IN-CONTROL AGREEMENTS

     The Company has entered into Change-In-Control Severance Agreements (the "Change-In-Control Agreements") with certain executives pursuant to which the Company has agreed to pay specified amounts to the executive if a Change-in-Control (as defined, which would include the consummation of the Offer) occurs and the executive's employment by the Company ceases in anticipation of the Change-in-Control or on or after the Change-in-Control, other than as a result of a termination for good cause (as defined), the death or permanent disability of the executive or the resignation of the executive without Good Reason (a "Covered Transaction"). A resignation by an executive shall be for "Good Reason" if on or after a Change-in-Control (i) there has been any reduction in the executive's title or any material reduction in the executive's responsibilities from those that existed immediately prior to the Change-in-Control, (ii) without the executive's prior written approval (A) the Company's principal executive offices are relocated to a location outside Los Angeles County, California, or (B) the Company requires the executive to be based anywhere other than the Company's principal executive office, or his current assignment location, except for required travel on the Company's business to any extent substantially consistent with the executive's business travel obligations immediately prior to any Change-in-Control, (iii) there is a reduction in the executive's base salary or benefits from that in effect on the date of the Change-in-Control Agreement, or as the same may be increased from time to time, except that an across-the-board reduction in the salary level and benefits of all of the Company's executive employees in the same percentage amount as part of a general salary level of benefits reduction of all salaried employees of the Company, shall not constitute "Good Reason," or (iv) a successor to all or substantially all of the business and assets of the Company fails to furnish the executive with an agreement assuming the Change-in-Control Agreement.

     If the Offer is consummated and a Covered Transaction occurs with respect to the following executive officers, he or she will be entitled to the amounts indicated (which include the costs of certain benefits): John E. Labbett, Executive Vice President, Chief Financial Officer and Director of the Company ($223,295); William E. Rapp, Executive Vice President -- Merchandise and Buying ($197,475); Carolyn Tackett, Executive Vice President ($177,828); Gary E. Veazie, Executive Vice President -- Store Operations ($177,828); James C. Webb, Senior Vice President -- Real Estate ($110,197); Marvin S. Maltzman, Senior Vice President -- Administration, Secretary and General Counsel ($126,323); Jay A. Klein, Senior Vice President -- Crafts ($101,566); Doyle W. Parker, Senior Vice President, Craft Buyer ($69,228); and Carlos Menendez, Vice
President -- Information Systems ($80,845). In addition, the Change-in-Control Agreements provide that the executive will be entitled to participate in all employee benefits, or the Company will arrange to provide benefits substantially similar to those the executive was entitled to receive prior to the Covered Transaction, for a specified period of time.

EMPLOYMENT AGREEMENT AND OTHER ARRANGEMENTS

     Mr. Donald L. Richey, President, Chief Executive Officer and a director of the Company, entered into an employment agreement with the Company in March 1997 (the "Richey Employment Agreement"). The Richey Employment Agreement provides, among other things, that if a change in control (as defined, which would include the consummation of the Offer) occurs, Mr. Richey may, within nine months after first receiving notice of the change in control, elect to retire from full-time service and shall be entitled, for a period of 18 months after such election, to receive his base salary under the Richey Employment Agreement, a bonus (calculated based upon the bonus Mr. Richey would have been entitled to receive for the fiscal year in which he retires from full-time service) and any additional benefits to which he is entitled under the Richey Employment Agreement. If Mr. Richey were to elect to retire immediately after the consummation of the Offer, he would be entitled to receive approximately $459,450.

     Pursuant to the Richey Employment Agreement, Mr. Richey was granted an option to purchase 200,000 shares of the Common Stock of the Company at a price of $3.6875 per share. In addition, pursuant to the terms of the Richey Employment Agreement, on February 2, 1998, Mr. Richey was granted an option to purchase 100,000 shares of the Common Stock of the Company at a price of $4.09375 per share, the closing price of the Company's Common Stock on February 2, 1998. All these options accelerate and became immediately exercisable upon a change in control (as defined, which would include the consummation of the Offer). Based upon a Merger Consideration of $4.25 per share, Mr. Richey's option will have an aggregate value of approximately $128,125.

     Parent has indicated that it will pay Mr. Richey approximately $210,000 as a "stay on" bonus for Mr. Richey to assist the Parent in assimilating the Company into Parent's operations.

EMPLOYEE OPTIONS

     Pursuant to the terms of the Company's 1996 Non-Qualified Stock Option Plan (the "Employee Option Plan"), certain executive officers and other employees of the Company have been granted options to purchase shares of the Company's Common Stock. The Employee Option Plan provides, among other things, that upon a Change-in-Control (as defined, which would include the consummation of the Offer), all outstanding options which are not then vested will be fully vested and subject to exercise. The following executive officers hold options with an exercise price of $4.00 per share: John E. Labbett (37,492 shares), William E. Rapp (37,492 shares), Marvin
S. Maltzman (24,370 shares), James C. Webb (20,621 shares) and Carlos Menendez (11,248 shares). In addition, the following executive officers hold options as follows: Carolyn Tackett (30,000 shares at $3.625 per share), Gary E. Veazie (30,000 shares at $2.00 per share), Doyle W. Parker (20,000 shares at $2.125 per share), Jay A. Klein (20,000 shares at $1.75 per share) and Carlos Menendez (5,000 shares at $1.875 per share).

DIRECTORS' OPTIONS

     Pursuant to the terms of the Company's Non-Employee Directors' Stock Option Plan (the "Directors Option Plan"), all non-employee directors of the Company have been granted options. The Directors Option Plan provides, among other things, that upon a Change-in-Control (as defined, which would include the consummation of the Offer), all outstanding options which are not yet vested shall be fully vested and subject to exercise. The following directors of the Company hold options with an exercise price of $4.00 per share: Carl C. Gregory, III (9,373 shares); Mitchell G. Lynn (18,746 shares); Alison L. May (9,373 shares); R.N. Hankin (18,746 shares); and H. Michael Hecht (18,746 shares).

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement which is incororated by reference in this Schedule 14D-9..

     The Tender Offer. Pursuant to the terms of the Merger Agreement, the Purchaser has agreed to, and the Parent has agreed to cause the Purchaser to, offer to purchase each outstanding Share of the Company tendered pursuant to the Offer at a price of $4.25 per share, net to the seller in cash, and to cause the Offer to remain open until the close of business on the 20th business day after the commencement of the Offer. The obligations of the Purchaser and the Parent to consummate the Offer and to accept for payment the Shares tendered in the Offer is subject only to the Offer Conditions. At the Company's request, the Purchaser will, and the Parent will cause the Purchaser to, extend the expiration date of the Offer from time to time for up to an aggregate of ten business days following the Expiration Date of the Offer if the Minimum Condition (as defined below) is not fulfilled prior to 12:00 p.m. on the Expiration Date. The Purchaser will not decrease the price payable in the Offer, change the form of consideration payable in the Offer, reduce the number of Shares subject to the Offer, change the Offer Conditions, impose additional conditions to its obligation to consummate the Offer and to accept for payment and purchase Shares tendered in the Offer, or change any other terms of the Offer in a manner adverse to the stockholders of the Company, except that the Purchaser may extend the Expiration Date to the extent required by applicable law, if the Offer conditions are not satisfied, or if less than 90% of the outstanding Shares have been validly tendered and not withdrawn.

     Board Designees. The Merger Agreement provides that promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by the Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis (the "Minimum Condition"), the Company will, if requested by the Purchaser or the Parent, take all actions necessary to cause persons designated by the Purchaser to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by
(ii) the ratio of the number of Shares beneficially owned by the Purchaser or its affiliates at the time of such purchase over the number of Shares then outstanding. In furtherance thereof, the Company will take whatever action is necessary, including, but not limited to, amending the Company's bylaws to increase the size of its Board of Directors, or using reasonable efforts to secure the resignation of directors, or both, as is necessary to permit that number of the Purchaser's designees to be elected to the Company's Board of Directors; provided that, prior to the Effective Time (as defined below), the Company's Board of Directors will always have at least two members who are currently directors of the Company, except to the extent that no such individuals wish to be directors ("Continuing Directors"). Following the election or appointment of the Purchaser's designees, any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of the Purchaser or the Parent under the Merger Agreement (except as expressly permitted under the Merger Agreement), any recommendation to stockholders or any modification or withdrawal of any such recommendation, the retention of counsel and other advisors in connection with the transactions contemplated by the Merger Agreement, or any waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the Continuing Directors, unless no individuals who are currently directors of the Company wish to be directors.

     The Merger. Pursuant to the terms of the Merger Agreement, the Purchaser will be merged with and into the Company in accordance with the Delaware Law. As a result, the separate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation"). As soon as practicable after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the parties will cause a certificate of merger to be duly filed with the Delaware Secretary of State. The Merger will become effective when the certificate of merger is so filed (the "Effective Time").

     By virtue of the Merger, at the Effective Time: (i) each share of common stock of the Purchaser then issued and outstanding will be converted into one Share of the Surviving Corporation; and (ii) each Share then issued and outstanding, except for Shares held by the Company as treasury shares or owned by the Parent or any subsidiary of the Parent (which Shares will be immediately canceled and no payment will be made with respect thereto), will be converted into the right to receive, without interest, an amount in cash equal to the price per Share paid in the Offer (the "Merger Consideration"). Subject to the right of stockholder to dissent from the Merger and require appraisal of their Shares pursuant to the Delaware Law, from and after the Effective Time all Shares will be canceled and retired and cease to exist and each holder of a certificate representing any Shares immediately prior to the Effective Time will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration therefor or payment from the Surviving Corporation of the "fair value" of such Shares as determined under Section 2631 of the Delaware Law.

     Until amended in accordance with applicable law, the certificate of incorporation and bylaws of the Purchaser in effect immediately prior to the Effective Term will be the certificate of incorporation and bylaws of the Surviving Corporation after the consummation of the Merger. Until successors are duly elected or appointed and qualified in accordance with applicable law, from and after the Effective Time, the directors and officers of the Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation after the consummation of the Merger.

     Stock Options: Series B and C Warrants. At the Effective Time, each outstanding option (a "Company Option") to purchase Shares, whether or not exercisable, will be canceled and converted into the right to receive, without interest, an amount in cash (the "Cash Payment") equal to the product of (i) the number of Shares subject to the Company Option and (ii) the excess of (a) the Merger Consideration over (b) the exercise price per share of the Company Option; provided that, with respect to any Person subject to Section 16 of the Exchange Act, any such amount shall be paid, without interest, as soon as practicable after the first date payment can be made without liability of such Person under Section 16(b) of the Exchange Act.

     At the Effective Time, the Parent will cause the Surviving Corporation to expressly assume the due and punctual performance and observance of the covenants and conditions of the Series B Warrant Agreement (the "Series B Warrant Agreement") and the Series C Warrant Agreement (the "Series C Warrant Agreement"), each executed by and between the Company and American Stock Transfer & Trust Company, as the warrant agent (the "Warrant Agent"), and dated as of July 31, 1996, that was to be performed by the Company under each agreement, by supplemental agreement (the "Supplemental Warrant Agreement"). The Supplemental Warrant Agreement will further provide that each holder of a Series B Warrant will have the right after the Effective Time (a) upon exercise of each Series B Warrant and payment of the Exercise Price (as defined in the Series B Warrant Agreement) in effect immediately prior to the Effective Time, to receive the Merger Consideration and one Series C Warrant and (b) upon exercise of each Series C Warrant and payment of the Exercise Price (as defined in the Series C Warrant Agreement) in effect immediately prior to the Effective Time, to receive the Merger Consideration.

     Representations and Warranties of the Company. In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser and the Parent, including, but not limited to representations and warranties relating to the following: the organization and qualification of the Company; the authority of the Company to enter into and perform its obligations under the Merger Agreement; required consents and approvals; the capitalization of the Company; filings made by the Company with the Securities and Exchange Commission (the "Commission"); the accuracy of the Company's financial statements; inventory, contracts and commitment; the absence of certain changes or developments since October 31, 1997; litigation; necessary permits; labor and employee benefit matters; taxes; real estate; personal property; intellectual property; environmental matters; insurance; indemnification; board approval and recommendation; stockholder approval; opinion of a financial advisor; finders and investment bankers; and state takeover statues.

     Representations and Warranties of the Parent and the Purchaser. The Parent and the Purchaser have also made customary representations and warranties in the Merger Agreement, including, but not limited to, representations and warranties relating to the following: the organization of the Parent and the Purchaser; the authority of each of the Parent and the Purchaser to enter into and perform its obligations under the Merger Agreement; required consents and approvals; filings made by the Parent with the Commission; the accuracy of the Parent's consolidated financial statements; litigation; shareholder approval; availability of sufficient funds to consummate the Offer; the absence of fraudulent conveyances; and finders and investment bankers.

     Covenants of the Company. In the Merger Agreement, the Company has agreed that, except as contemplated or permitted by the Merger Agreement or specifically disclosed in the schedules thereto, or as otherwise approved in writing by the Parent, from the date of the Merger Agreement until the time that the designees of the Purchaser have been appointed to the Board of Directors of the Company, the Company will conduct its business in the ordinary course consistent with past practice. Throughout this same period of time (i) the Company will not adopt or approve any change or amendment in its certificate of incorporation or bylaws; (ii) the Company will not merge, consolidate, or enter into a share exchange with any other individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof (a "Person"), acquire a material amount of capital stock or assets of any other person, or sell, lease, license, mortgage, pledge or otherwise dispose of any material assets, except for the purchase or sale of inventory in the ordinary course consistent with past practice; (iii) the Company will not declare, set aside, or pay any dividends or make any distributions in respect of the Shares or redeem, repurchase, or otherwise acquire any Shares; (iv) the Company will not (a) issue, deliver or sell, or authorize the issuance, delivery or sale of, any capital stock or other securities of the Company, other than upon the exercise of outstanding Company Options or Series B Warrants granted prior to the date hereof, (b) split, combine, or reclassify any Shares, or (c) amend the terms of any outstanding voting securities; (v) the Company will not, without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed, enter into any new store lease, extend the term of any existing store lease, or enter into certain other contracts or commitments; (vi) except to the extent required by law or by existing written agreements or plans disclosed in Company reports to the Commission or the Company disclosure schedule, the Company will not increase in any manner the compensation or fringe benefits of any of its directors or officers (other than annual increases, in the ordinary course of business, in the compensation or fringe benefits of officers who are not executive officers), pay any pension or retirement allowance to any such director or officer, become a party to, amend, or commit itself to any pension, retirement, profit-sharing, welfare-benefit plan, or employment agreement with or for the benefit of any such director or officer, or grant any severance or termination pay or stay-in-place bonus to any such director or officer, or increase the benefits payable under any existing severance or termination pay or stay-in-place bonus policies; (vii) the Company will not make any material tax election or settle or compromise any material federal, state, local or foreign tax liability; (viii) the Company will not change its accounting procedures and practices in any material respects, including but not limited to those relating to inventory valuation and reserves, except to the extent required by changes in generally accepted accounting principles; and (ix) the Company will not agree to do any of the foregoing.

     In the Merger Agreement, the Company has further agreed that, from the date of the Merger Agreement until the Effective Time, it will not, and will direct and use its reasonable efforts to cause its officers, directors, employees, and agents not to, directly or indirectly, (i) take any action to solicit, to initiate, or knowingly to encourage any good faith offer or proposal for (x) a merger or other business combination involving the Company and any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the Purchaser), (y) an acquisition by any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the

Purchaser) of assets or earning power of the Company, in one or more transactions, representing 15% or more of the assets or earning power of the Company, or (z) an acquisition by any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the Purchaser) of securities representing 15% or more of the voting power of the Company (any of the events in (x), (y) and (z) being a "Company Acquisition Proposal"), (ii) engage or participate in discussions or negotiations, or enter into agreements, with any Person with respect to a Company Acquisition Proposal, or (iii) in connection with a Company Acquisition Proposal, disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books, or records of the Company or any of its subsidiaries to any Person, except that the Company may take action described in clause (ii) or (iii) if (A) such action is taken in connection with an unsolicited Company Acquisition Proposal, (B) in the good faith judgment of the Board of Directors, after consultation with outside counsel, the failure to take such action would not be consistent with the fiduciary duties of the Board of Directors under applicable law, and (C) in the case of the disclosure of nonpublic information relating to the Company in connection with a Company Acquisition Proposal, such information is covered by a confidentiality agreement that provides substantially the same protection to the Company as is afforded by the confidentiality agreement, dated October 30, 1997, between the Parent and the Company (the "Confidentiality Agreement"). The Company will promptly notify the Parent orally and in writing of any Company Acquisition Proposal or any inquiries with respect thereto.

     Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent or the Purchaser, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger, or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Company Acquisition Proposal, except that, in any case set forth in clause (i),
(ii), or (iii) above, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company may, in response to an unsolicited Company Acquisition Proposal, (A) withdraw or modify its approval or recommendation of the Offer, the Merger, or the Merger Agreement or (B) approve or recommend any such Company Acquisition Proposal if, in the case of any action described in clause (A) or (B), in the good faith judgment of the Board of Directors, after consultation with outside counsel, the failure to take such action would not be consistent with the fiduciary duties of the Board of Directors under applicable law and, in the case of the actions described in clause (B), concurrently with such approval or recommendation the Company terminates the Merger Agreement and promptly thereafter enters into an Acquisition Agreement with respect to a Company Acquisition Proposal.

     Merger Meeting; Proxy Statement. The Merger will be consummated as soon as practicable (and in no event later than six months) after the purchase of Shares pursuant to the Offer. If Purchaser is able to do so under the Delaware Law, it will consummate the Merger pursuant to the "short form" merger provisions of the Delaware Law. The Parent will vote, or cause to be voted, all Shares beneficially owned by it in favor of the Merger. If required by the Delaware Law in order to consummate the Merger, as soon as practicable following the purchase of Shares pursuant to the Offer, the Company will take all action necessary in accordance with the Delaware Law and with the Company's certificate of incorporation and bylaws to convene a meeting of its stockholders to approve the Merger and adopt the Merger Agreement (the "Merger Meeting"). The Company's Board of Directors will recommend that the Company's stockholders approve the Merger and adopt the Merger Agreement, and will cause the Company to use all reasonable efforts to solicit from the stockholders proxies to vote therefor, unless (i) in the good faith judgment of the Board of Directors, after the consultation with outside counsel, such recommendation would not be consistent with the fiduciary duties of the Board of Directors under applicable law or (ii) the Merger Agreement is terminated in accordance with its terms. The Company will, if required by law for the consummation of the Merger, prepare and file with the Commission preliminary proxy materials relating to the approval of the Merger and the adoption of the Merger Agreement by the Company's stockholders, and will file with the Commission revised preliminary proxy materials, if appropriate, and definitive proxy materials in a timely manner as required by the rules and regulations of the Commission. Except as otherwise provided in clauses (i) and (ii) of this paragraph, the proxy materials relating to the Merger Meeting will include the recommendation of the Company's Board of Directors.

     Covenants of the Parent and the Purchaser. The Merger Agreement provides that, from and after the Effective Time, the Parent and the Surviving Corporation will jointly and severally indemnify, defend, and hold harmless the present and former directors and officers of the Company against all losses, claims, damages, and liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, to which any of them was or is a party or is threatened to be made a party by reason of the fact that he or she was or is a director or officer of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent that the Company would have been permitted to indemnify such person under applicable law and the certificate of incorporation and bylaws of the Company in effect on the date of the Merger Agreement. The Parent will use all reasonable efforts to, without any lapse in coverage, either (i) for at least six years after the Effective Time, provide directors' and officers' liability insurance ("D&O Insurance") in respect of acts or omissions occurring at or prior to the Effective Time covering each such Person currently covered by the Company's D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that the Parent will not be required to pay per annum more than 150% of the last premium (annualized) paid by the Company for such policy prior to the date of the Merger Agreement, (ii) purchase tail insurance in respect of the Company's existing D&O Insurance for six years for a premium not to exceed the present value (discounted at the rate of 10% per annum) of the maximum annual premiums payable under clause (i) above, or (iii) if such D&O Insurance or tail insurance is only available at premiums in excess of the premiums set forth in clauses (i) or (ii), as applicable, then purchase the highest level of D&O Insurance or tail insurance available at such applicable premium.

     Employee Benefits. The Parent expects that it will provide the employees of the Company with benefits which, in the aggregate, are substantially comparable to the benefits provided from time to time by the Parent to other employees of the Parent or its subsidiaries in similar positions. The Parent agrees in the Merger Agreement that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company will be provided with benefits which are not less favorable, in the aggregate, than the benefits provided by the Company on the date of the Merger Agreement. The Parent will cause each employee benefit plan of the Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company as if such service were with the Parent, to the same extent that such service was credited under a comparable plan of the Company. The Parent will, and will cause the Surviving Corporation to, honor in accordance with their terms (i) all employee benefit obligations to current and former employees of the Company accrued and vested as of the Effective Time and (ii) to the extent set forth in the Company disclosure schedule, all employee severance plans in existence on the date of the Merger Agreement and all employment or severance agreements entered into prior to the date of the Merger Agreement.

     Covenants of the Company, the Parent and the Purchaser. Subject to the terms and conditions of the Merger Agreement, the Company, the Parent and the Purchaser agree to use all reasonable efforts to take all actions and to do all things necessary or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement as promptly as practicable. The Company and the Parent will each promptly file Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and respond as promptly as practicable to all requests for additional information or documentation received from the Antitrust Division of he United States Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC"). Notwithstanding the foregoing, nothing contained in the Merger Agreement will require the Company, the Parent, or any of the Parent's subsidiaries (i) to initiate or defend any material pending or threatened litigation to which any governmental or regulatory authority (including the Antitrust Division and the FTC) is a party, (ii) to agree or otherwise become subject to any material limitations on (A) the right of the Parent or the Company, as the Surviving Corporation, effectively to control or operate the business, assets or operations of the Company following the Offer or the Merger, (B) the right of the Parent or the Company as the Surviving Corporation, to acquire or hold the business, assets or operations of the Company as a result of the Merger, (C) the right of the Purchaser to exercise its rights of ownership of the Shares purchased by it in the Offer, or the right of the Parent to exercise its rights of ownership of the shares of Common Stock of the Company, as the Surviving Corporation, after consummation of the Merger, including but not limited to the right to vote such shares of Common Stock on all matters properly presented to the Company's stockholders, or (iii) to agree or otherwise be required to sell or dispose of, hold separate (through the establishment of a trust or otherwise), or divest itself of 25 stores or more (whether stores of the Company, the Parent, or any of the Parent's subsidiaries).

     Conditions to the Merger. The obligations of the Company, the Parent and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by applicable law, the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of the Company's stockholders; (ii) the Purchaser has purchased all validly tendered and not properly withdrawn Shares in accordance with the Offer; and
(iii) no provision of any applicable domestic law or regulation and no judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction is in effect that has the effect of making the Offer or the Merger illegal or otherwise restrains or prohibits the purchase of Shares pursuant to the Offer or the consummation of the Merger. The obligations of the Parent and the Purchaser to consummate the Merger are subject to compliance by the Company with its obligations to cause persons designated by the Parent to become directors of the Company in accordance with the Merger Agreement.

     Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any prior approval of the Merger and adoption of the Merger Agreement by the Company's stockholders, (i) by the mutual written consent of the Company, the Parent, and the Purchaser; (ii) by the Company if the Purchaser has not purchased Shares pursuant to the Offer by May 31, 1998, or by either the Company or the Parent if the Merger has not been consummated by October 31, 1998, provided that such right of termination will not be available to any party that, at the time of termination, is in material breach of any of its obligations under the Merger Agreement; (iii) by either the Company or the Parent if any applicable domestic law, rule, or regulation makes consummation of the Merger illegal or if any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction restrains or prohibits the consummation of the Offer or Merger and such judgment, injunction, order, or decree has become final and nonappealable; (iv) by either the Company or the Parent if the requisite vote of the Company's stockholders approving the Merger and adopting the Merger Agreement has not been obtained at the Merger Meeting; provided that the right to so terminate the Merger Agreement will not be available to the Parent if it has not voted, or caused to be voted, all Shares beneficially owned by it in favor of the Merger; (v) by either the Company or the Parent if the Offer terminates without the purchase of Shares thereunder; provided that the right to so terminate the Merger Agreement shall not be available to (a) the Parent, if the Purchaser has breached its obligations to conduct the Offer in accordance with the terms of the Merger Agreement, or (b) any party whose willful failure to perform any of its obligations under the Merger Agreement results in the failure of any of the Offer Conditions or if the failure of any such offer Conditions results from facts or circumstances that constitute a material breach of the representations or warranties of such party under the Merger Agreement; (vi) prior to the purchase of Shares by the Purchaser pursuant to the Offer, by the Parent if (a) the Company violates its obligations under the terms of the Merger Agreement regarding Company Acquisition Proposals in any material respects and thereafter any person publicly makes a Company Acquisition Proposal or (b) the Board of Directors of the Company does not publicly recommend in the Schedule 14D-9 that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the merger and adopt the Merger Agreement, or if the Board of Directors of the Company withdraws, modifies, or changes such recommendation in any manner materially adverse to the Parent; or (vii) by the Company if the Company receives an unsolicited Company Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the stockholders of the Company than the transactions contemplated by the Merger Agreement; provided that the Company has given the Parent at least five days notice of the material terms of such Company Acquisition Proposal and such termination shall not be effective until the Company has paid the Termination Fee (as defined below), if and to the extent required under the terms of the Merger Agreement.

     In the event of any such termination of the Merger Agreement and abandonment of the Offer and the Merger, no party to the Merger Agreement (or any of its directors, officers, employees, agents, or advisors) will have any liability or further obligation to any other party to the Merger Agreement except (i) for obligations of the Company to pay, under circumstances described below, the Termination Fee and certain expenses of the Parent and the Purchaser,
(ii) for obligations arising out of the applicability of the Confidentiality Agreement to information provided pursuant to the Merger Agreement, and (iii) for liability for any breach of covenants or agreements of the Merger Agreement.

     Fee and Expenses. The Merger Agreement provides that, except as set forth below, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring the costs and expenses.

     Pursuant to the Merger Agreement, if (i) any Person publicly makes an Acquisition Proposal and thereafter the Merger Agreement is terminated by the Company or the Parent because the requisite vote of the Company's stockholders approving the Merger and adopting the Merger Agreement has not been obtained at the Merger Meeting, (ii) any person publicly makes an Acquisition Proposal and thereafter the Merger Agreement is terminated by the Company or the Parent because an insufficient number of Shares are tendered pursuant to the Offer,
(iii) prior to the Purchase of Shares by the Purchaser pursuant to the Offer, the Merger Agreement is terminated by the Parent because (a) the Company has violated its obligations under the terms of the Merger Agreement regarding Company Acquisition Proposals in any material respects and thereafter any Person publicly makes a Company Acquisition Proposal or (b) the Board of Directors of the Company has not publicly recommended in the Schedule 14D-9 that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement, or if the Board of Directors of the Company has withdrawn, modified, or changed such recommendation in any manner materially adverse to the Parent, or (iv) the Merger Agreement is terminated by the Company because the Company receives an unsolicited Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, then the Company will reimburse the Parent and the Purchaser for all of the reasonable documented out-of-pocket expenses and fees actually incurred by the Parent and the Purchaser in connection with the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement, without limitation, all reasonable fees and expenses of counsel, financial advisors, accountants, and environmental and other experts and consultants to the Parent and the Purchaser ("Transaction Costs"); except that the Company will not be required to reimburse the Parent or the Purchaser for Transaction Costs in excess of $750,000 in the aggregate.

     Pursuant to the Merger Agreement, if (i) any Person publicly makes an Acquisition Proposal, thereafter the Merger Agreement is terminated by the Company or the Parent because the requisite vote of the Company's stockholders approving the Merger and adopting the Merger Agreement has not been obtained at the Merger Meeting, and within 12 months after termination the Company agrees to or consummates a Company Acquisition Proposal, (ii) any Person publicly makes an Acquisition Proposal, thereafter the Merger Agreement is terminated by the Company or the Parent because an insufficient number of Shares are tendered pursuant to the Offer, and within 12 months after termination the Company agrees to or consummates a Company Acquisition Proposal, (iii) prior to the Purchase of Shares by the Purchaser pursuant to the Offer, the Merger Agreement is terminated by the Parent because (a) the Company has violated its obligations under the terms of the Merger Agreement regarding Company Acquisition Proposals in any material respects and thereafter any Person publicly makes a Company Acquisition Proposal or (b) the Board of Directors of the Company has not publicly recommended in the Schedule 14D-9 that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement, or if the Board of Directors of the Company has withdrawn, modified, or changed such recommendation in any manner materially adverse to the parent, or (iv) the Merger Agreement is terminated by the Company because the Company receives an unsolicited Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, then, in addition to reimbursing the Parent and the Purchase for their Transaction Costs, the Company will pay to the Parent a fee of $750,000 (the "Termination Fee"). If the parent is required to file suit to seek the Termination Fee, and it ultimately succeeds on the merits, it will also be entitled to all expenses, including reasonable attorneys' fees, that it has incurred in enforcing its right to receive the Termination Fee.

     Waiver and Amendment. Subject to applicable law and the terms of the Merger Agreement, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and duly executed and delivered, in the case of an amendment, by each of the parties to the Merger Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.

     Required Vote. In general, under Delaware Law and the Company's certificate of incorporation, the Merger requires the approval of the Company's Board of Directors and the approval by the holders of a majority of all outstanding Shares.

     Accordingly, if the Purchaser acquires more than a majority of the outstanding Shares pursuant to the Offer, the Purchaser would have the voting power to approve the Merger without the vote of any other stockholders and could effect the Merger by so voting and by action of the Board of Directors of the Purchaser, the Company's Board of Directors having already approved the Merger on February 1, 1998. This will be the case if the Minimum Condition is satisfied. In the Merger Agreement, the Purchaser has agreed to vote in favor of the Merger all of the Shares purchased pursuant to the Offer.

     Further, Delaware Law provides that, if a parent corporation owns 90% or more of each class of outstanding shares of a subsidiary, the parent corporation may merge the subsidiary into itself, or merge itself into the subsidiary, by action of the board of directors of the parent corporation and without action or vote by the stockholders of either corporation. Accordingly, if the Purchaser owns 90% or more of the outstanding Shares after consummation of the Offer, a "short form" merger could be effected by action of the Purchaser's Board of Directors and without the approval of the Company's stockholders.

     Dividends and Distributions. The Company has agreed that, from the date of the Merger Agreement until the time that the designees of the Purchaser have been appointed to the Board of Directors of the Company, the Company will not declare, set aside, or pay any dividends or make any distributions on the Shares.

     Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right under the Delaware Law to demand an appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the Effective Time in accordance with Section 262 of the Delaware Law.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has determined that the Offer and the Merger are fair to the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 9 and 8, respectively, and are incorporated herein by reference.

(b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     In the spring of 1994, the Parent and the Company had extensive discussions about a possible merger of the Company with a wholly owned subsidiary of the Parent. In the transaction discussed at that time, outstanding shares of Common Stock of the Company would have been converted into the right to receive shares of common stock of the Parent. Prior to the execution of a definitive merger agreement, these discussions terminated.

     In November 1994, the Company and four of its former subsidiaries filed separate voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Proceedings") in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court"). In the summer of 1995, the Parent expressed an interest in buying assets of the Company as part of a plan of reorganization in the Bankruptcy Proceedings and asked for information needed to evaluate the Company and its business. In July 1995, the Parent and the Company entered into a confidentiality agreement covering all such information furnished by the Company to the Parent and its advisors. At least two other entities expressed an interest in the Company and executed confidentiality agreements.

     From December 1995 through March 1996, the Parent held discussions with the Company and certain of its creditors regarding the possible terms of an acquisition by the Parent. In March 1996, the Parent submitted a proposal to purchase, as part of a plan of reorganization of the Company and its subsidiaries in the Bankruptcy Proceedings, substantially all of the assets of the Company and its subsidiaries, other than deferred taxes and tax refunds, the Company's office building, and leasehold interests in the Company's warehouse and processing facility in South Carolina, for $118.8 million in cash, subject to significant adjustments for changes in the book value of the assets, but without the assumption of any liabilities other than certain store leases. The Company also received a proposal from another entity. The Company's Board of Directors, after discussion with the representatives of its secured creditors, the unsecured creditors committee and the equity holders committee, rejected both proposals as inadequate.

     On July 10, 1996, the Bankruptcy Court confirmed the Third Amended Joint Plan for Reorganization of the Company and its subsidiaries (the "Plan"). On July 31, 1996, all conditions required for the effectiveness of the Plan were satisfied.

     In January 1997, the Company was approached by another entity regarding a possible acquisition of the Company. That entity executed a confidentiality agreement and commenced due diligence. On January 24, 1997, the Company retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its exclusive financial advisor in connection with the Company's evaluation of strategic alternatives, including a possible sale, merger or other business combination. DLJ received a $100,000 retainer fee at the time of its engagement. In the course of the engagement DLJ investigated a number of strategic alternatives including the sale of the Company and the possibility of raising additional equity capital with new investors. The entity that had expressed interest prior to DLJ's engagement ultimately declined to make an offer for the Company after completing its due diligence. That entity did express interest in purchasing specific stores, however the Company determined that such a sale was not in the best interests of the Company and discussions with that entity ceased in April 1997. Other parties contacted by DLJ did not return with proposals the Company wished to pursue.

     In May 1997, the Company was approached by Parent regarding the purchase by Parent of certain of the Company's stores, however, the Company determined that such a sale was not in the best interests of the Company.

     In June 1997, the Company and DLJ mutually determined that DLJ would not continue to be actively involved in the Company's efforts to procure the additional capital it was seeking.

     In August 1997, the Company retained F.M. Roberts & Company, Inc. ("F.M. Roberts") to advise it on financing alternatives and enhancing shareholder value. F.M. Roberts contacted approximately 10 entities, including the Parent, who were potential sources of capital financing for the Company and/or entities that might be interested in acquiring the Company.

     On September 26, 1997, Mr. Fredric Roberts, President of F.M. Roberts, telephoned Alan Rosskamm, Chairman of the Board, President and Chief Executive Officer of the Parent, to determine whether the Parent was interested in acquiring the Company.

     On October 24, 1997, Mr. Roberts and Mr. Rosskamm spoke again by telephone. At that time, Mr. Roberts advised Mr. Rosskamm that the Company was continuing to explore the possibility of capital financing and that, if the Parent wished to submit a proposal to acquire the Company, it should do so before the financing was completed.

     On October 27, 1997, Mr. Rosskamm telephoned Mr. Donald L. Richey, President and Chief Executive Officer of the Company, and told him that the Parent was considering an acquisition of the Company and was prepared to move quickly.

     On October 30, 1997, the Parent and the Company entered into a confidentiality agreement covering information furnished by the Parent to the Company and its advisors in connection with their evaluation of a possible transaction with the Company.

     On November 26, 1997, Brian P. Carney, Executive Vice President and Chief Financial Officer of the Parent, had a telephone conversation with John E. Labbett, Executive Vice President -- Chief Financial Officer of the Company, to request information about the Company and to express an interest in a face-to-face meeting. Following the discussion, Mr. Labbett faxed to Mr. Carney a copy of the Company's third quarter press release, which had been made public that day.

     On December 2, 1997, Mr. Carney sent to Mr. Labbett a letter requesting additional information and materials relating to the Company.

     On December 11, 1997, the Company entered into a Commitment Letter with Chiplease, Inc. which provided that Chiplease, Inc. would make an investment of $10 million in the Company through the purchase of common stock, preferred stock and warrants. The Commitment Letter provided that the commitment to invest by Chiplease, Inc. was subject to, among other things, the execution of a mutually satisfactory definitive purchase agreement by January 15, 1998 and the completion by Chiplease, Inc. of such due diligence as it deemed appropriate. The Company and Chiplease, Inc. were unable to agree on the definitive terms of the proposed investment by Chiplease, Inc. and on January 15, 1998, the Commitment Letter terminated by its terms.

     On December 16, 1997, Mr. Carney and other representatives of the Parent and its financial advisor, McDonald & Company Securities, Inc., met in Los Angeles with Mr. Richey, Mr. Labbett, Mr. R.N. Hankin, Chairman of the Board of the Company, and representatives of F.M. Roberts to review the information and materials requested by Mr. Carney in his December 2, 1997 letter to Mr. Labbett.

     On January 9, 1998, Mr. Carney and Timothy Lemieux, Director of Systems Development of the Parent, participated in a telephone call with Mr. Labbett and representatives of the firm that the Company had retained in connection with the installation of the Company's point-of-sale equipment. The purpose of the call was to determine the compatibilities of the hardware and software platforms used by the Company and the Parent at their respective stores.

     On January 9, 1998, Mr. Roberts wrote a letter formally inviting interested parties, including the Parent, to submit a non-binding indication of interest in an acquisition of the Company and specifying the information to be contained in the indication of interest.

     On January 14, 1998, the Parent's Board of Directors met to discuss the advisability of an acquisition of the Company by the Parent, as well as the terms and conditions of such an acquisition. Mr. Dorsey participated in the meeting by conference telephone. A preliminary draft of the Merger Agreement was sent to each of the directors prior to the meeting. At the meeting, the Parent's directors unanimously approved the acquisition on the terms discussed.

     On January 16, 1998, the Parent submitted a non-binding proposal for the acquisition of the Company. The principal terms of that proposal were: (1) a price of $4.10 per share in cash, subject to reduction if the Company's secured lender did not waive the termination fee payable under the Company's existing financing arrangement or the Company's investment bankers did not agree to cap their fees at $1,500,000 in the aggregate, (2) the acquisition to be structured as a tender offer followed by a merger in which non-tendering stockholders of the Company received the same cash price as was paid in the tender offer, (3) prompt filing by the Parent and the Company of their Notification and Report Forms under the HSR Act, and (4) an agreement by the Company not to solicit or encourage acquisition proposals from other bidders or to furnish nonpublic information to other bidders. The members of the Company's Board of Directors were informed as to the content of Parent's non-binding proposal.

     On January 19, 1998, the Parent submitted to the Company a draft of the Merger Agreement and a Stock Option Agreement that provided for the grant by the Company to the Parent of an option to purchase shares of Company Common Stock comprising 19% of the outstanding shares of Company Common Stock prior to exercise of the option (the "Lock-up Option").

     On January 20, 1998, the Company's Board of Directors met and reviewed the proposal from Parent. Mr. Roberts and Richard Boehmer of O'Melveny & Myers LLP, counsel for the Company, discussed the proposal with the Board. The Board concluded that the Company's management, Mr. Roberts and counsel should discuss the proposal further with the Parent and report back to the Board regarding their discussions.

     Following discussions between Mr. Roberts and Mr. Dorsey, on January 22, 1998, the Parent increased the price to $4.25 per share in cash, removed the provision for a reduction of the price and clarified the extent of the due diligence to be conducted by the Parent prior to the execution of a definitive Merger Agreement. On January 22, 1998, Mr. Richey wrote Mr. Rosskamm and agreed not to engage in discussions with third parties about a merger with the Company until February 6, 1998 or the earlier termination of discussions between the Parent and the Company.

     On January 27 and 28, 1998, representatives of the Parent and its counsel met with representatives of the Company, F.M. Roberts and counsel to the Company to negotiate the terms of the Merger Agreement. During the course of those discussions, a number of issues were addressed, including the amount of the Termination Fee requested by the Parent, the proposed Offer Conditions and the extent of the representations, warranties and covenants to be made by the Company in the Merger Agreement. As a result of these discussions, representatives of the Parent agreed to drop their request for the Lock-up Option, to decrease the amount of the Termination Fee being requested, and to eliminate or revise certain of the Company representations, warranties and covenants.

     On January 28, 1998, the Company's Board of Directors met. Mr. Roberts and Mr. Boehmer summarized for the Board the negotiations to date with the Parent and discussed the open issues, including the extent of the representations and warranties requested by Parent, the Termination Fee demanded by Parent and its amount, and the proposed Offer Conditions.

     On January 29, 1998, the then current draft of the Merger Agreement was provided to all the directors. Also, the Company requested that DLJ review the proposed transaction and, when requested by the Company, deliver an opinion as to the fairness from a financial point of view of the consideration to be received by the Company's stockholders in the proposed transaction. The Company and DLJ then signed a letter agreement confirming DLJ's fee for such an opinion and waiving certain other fees which had been provided for in the agreement the Company had signed with DLJ on January 24, 1997.

     On January 30, 1998, counsel for the Parent and the Company exchanged comments on a draft of the Merger Agreement and continued to discuss open issues, including the amount of the Termination Fee and the wording of the Offer Conditions.

     On February 1, 1998, the Company's Board of Directors met to consider the proposed transaction with Parent. Mr. Boehmer reviewed with the Board the proposed terms of the Merger Agreement in detail. The Board continued to be concerned regarding the amount of the proposed Transaction Fee and the wording of the condition to the Offer regarding the possible divestiture of stores by the Parent. The Board instructed Mr. Roberts to contact the Parent regarding these matters. Mr. Roberts telephoned Mr. Carney and it was agreed that the requested Termination Fee amount would be reduced and the parties agreed on the Offer Conditions. A revised draft of the Merger Agreement was prepared reflecting the changes.

     The Company's Board of Directors reconvened later on February 1, 1998. At that meeting, Mr. Boehmer described the terms of the proposed Merger Agreement. Representatives of DLJ joined the meeting and made a presentation to the Company's Board of Directors. After the presentation, DLJ delivered its written opinion that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The Company's Board of Directors then unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to the stockholders of the Company, approved the Merger Agreement and recommended that the Company's stockholders tender their shares of Common Stock pursuant to the Offer and, if applicable, approve the Merger Agreement and the transactions contemplated therein, including the Merger.

     The Merger Agreement was executed by all parties after the Company's Board of Directors meeting.

     In reaching the determination and recommendation described in paragraph (a) above, the Board considered a number of factors, including the following:

     (1) The financial condition and results of operations of the Company.

     (2) The projected financial results, prospects and strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives, including certain liquidity constraints which the Company may face in the absence of any new financing.

     (3) The fact that the $4.25 per Share to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium (approximately 33%) over the closing market price of $3.19 per Share on January 30, 1998 (the last trading day prior to the Board's approval of the transaction referred to in paragraph (a) of this Item 4); and the fact that the $4.25 per Share to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium (110%) over the average market price per Share during the 60-day period prior to the Board's approval of the transaction referred to in paragraph (a) of this Item 4.

     (4) The Board's view, after consultation with management and F.M. Roberts, regarding the likelihood of the existence of other viable buyers on terms as favorable as those in the Offer and the Merger.

     (5) The presentation to the Company's Board of Directors by representatives of DLJ and the opinion of DLJ that the $4.25 per Share in cash to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. The full text of the written opinion of DLJ which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 15 to this Schedule 14D-9 and is incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

     The opinion of DLJ was presented for the information of the Company's Board of Directors in connection with their consideration of the Merger Agreement and is directed only to the fairness of the aggregate consideration to be received by the stockholders of the Company pursuant to the Merger Agreement. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger.

     (6) The availability of appraisal rights under Section 262 of Delaware Law for dissenting Shares.

     (7) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof.

     (8) The possible alternatives to the Offer and the Merger, including the prospects of the Company going forward as an independent entity, the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives.

     (9) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to, and satisfying the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.

     The members of the Board of Directors evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     F.M. Roberts is acting as a financial advisor to the Company and, pursuant to an agreement between F.M. Roberts and the Company dated August 8, 1997, as amended, F.M. Roberts has received to date $150,000, will receive an additional $75,000 in February 1998 and, upon consummation of the Offer, F.M. Roberts will receive an additional fee of approximately $840,000. In addition, as part of the agreement with F.M. Roberts, F.M. Roberts received an option in August 1997 to acquire 50,000 shares of the Company's Common Stock at an exercise price of $2.34 per share. F.M. Roberts is also entitled to reimbursement of all costs and expenses reasonably incurred by F.M. Roberts in connection with its duties under its agreement with the Company.

     The Company and DLJ entered into an agreement dated January 24, 1997 (the "Retention Letter") pursuant to which DLJ was retained as the Company's exclusive financial advisor with respect to (i) the sale, merger, consolidation or any other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of the Company; and (ii) certain other extraordinary corporate transactions. The Company paid DLJ a $100,000 retainer fee at the time the Retention Letter was executed. It also agreed to pay (i) a fee of $350,000 if DLJ delivered a fairness opinion with respect to any transaction; and (ii) a "success fee" in the event a transaction was consummated. In addition, the Company agreed to reimburse DLJ's out-of-pocket expenses (in an amount not to exceed $75,000 without the Company's prior written consent) and to provide indemnification to DLJ in connection with its services. On January 24, 1998, when DLJ was requested to render its opinion with respect to the consideration to be received by the Company's stockholders pursuant to the Merger Agreement, the Retention Letter was amended (the "Amendment") to waive the "success fee" originally provided for therein and to confirm that DLJ would receive $100,000 upon the execution of the Amendment and an additional $250,000 at the time an opinion was delivered to the Company in writing. On February 1, 1998, the Company paid DLJ $350,000 for rendering its opinion regarding the consideration to be received by the stockholders of the Company under the Merger Agreement.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1*    --  Offer to Purchase (incorporated by reference to Exhibit (a)(2) to the Tender
                  Offer Statement on Schedule 14D-1 filed with the Securities and Exchange
                  Commission by Parent and Purchaser dated February 6, 1998 (the "Schedule
                  14D-1")).
Exhibit 2*    --  Letter of Transmittal (incorporated by reference to Exhibit (a)(3) to the
                  Schedule 14D-1).
Exhibit 3*    --  Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-1).
Exhibit 4*    --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1).
Exhibit 5*    --  Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees (incorporated by reference to Exhibit (a)(6) of the Schedule 14D-1).
Exhibit 6*    --  Guidelines for Certification of TIN on Substitute Form W-9 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1).
Exhibit 7*    --  Summary Advertisement, dated February 6, 1998 (incorporated by reference to
                  Exhibit (a)(8) to the Schedule 14D-1).
Exhibit 8     --  Joint Press Release, dated February 2, 1998 (incorporated by reference to
                  Exhibit (a)(1) to the Schedule 14D-1).
Exhibit 9*    --  Letter to Stockholders.+
Exhibit 10    --  Agreement and Plan of Merger, dated February 1, 1998, by and among
                  Fabri-Centers of America, Inc., FCA Acquisition Corporation and House of
                  Fabrics, Inc. (incorporated by reference to Exhibit (c) to the Schedule
                  14D-1).
Exhibit 11    --  Form of Change-in-Control Severance Agreement (incorporated by reference to
                  Exhibit 28.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
Exhibit 12    --  Employment Agreement, dated March 26, 1997, between Donald L. Richey and the
                  Company.+
Exhibit 13    --  1996 Non-Qualified Stock Option Plan.+
Exhibit 14    --  Non-Employee Directors Stock Option Plan.+
Exhibit 15*   --  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated February
                  1, 1998.+

---------------

* Included in documents mailed to stockholders.

+ Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1998.

                                        HOUSE OF FABRICS, INC.

                                        By:       /s/ MARVIN S. MALTZMAN

                                           -------------------------------------
                                        Name:Marvin S. Maltzman
                                        Title: Senior Vice President, Secretary
                                               and General Counsel

                                                                         ANNEX A

                       INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                                    GENERAL

     This Information Statement is being mailed on or about February 6, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of House of Fabrics, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company (the "Board").

     On February 1, 1998, the Company, Fabri-Centers of America, Inc., an Ohio corporation ("Parent"), and FCA Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all of the outstanding Shares at a price of $4.25 per Share, net to the seller in cash, without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, Parent will own all of the outstanding capital stock of the Company.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Board as will give Purchaser representation proportionate to its ownership interest. The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. See "Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of February 2, 1998, there were 5,331,830 Shares outstanding. The Board currently consists of seven members with no vacancies.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, if requested by the Parent or Purchaser, the Company will, promptly following the purchase by Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the shares of Common Stock then owned by the Parent and any of its affiliates, represents at least a majority of the shares of Common Stock then outstanding on a fully diluted basis, take all actions necessary to cause persons designated by Purchaser to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the ratio of the number of shares of Common Stock beneficially owned by Purchaser or its affiliates to the number of shares of Common Stock then outstanding. The Merger Agreement also provides that the Company will take whatever action is necessary, including but not limited to amending the Company's bylaws, to increase the size of its Board of Directors, or use reasonable efforts to secure the resignation of directors, or both, as is necessary to permit that number of Purchasers' Designees to be elected to the Company's Board of Directors; provided that, prior to the effective time of the Merger, the Company's Board of Directors will always have at least two members who are currently directors of the Company, except to the extent that no such individuals wish to be directors.

     Parent has informed the Company that it currently intends to choose the Purchaser Designees it has the right to designate to the Company's Board of Directors pursuant to the Merger Agreement from the executive officers and directors of Parent and Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders. The information with respect to such directors and executives officers in Schedule I is hereby incorporated herein by reference in its entirety.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than March 6, 1998. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors resigning such that, immediately following such action, the number of vacancies to be filled by the Purchaser Designees will be available. It is currently not known which of the current directors of the Company will resign. Parent has informed the Company that each of the directors and executives officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

     None of the executive officers or directors of Parent or Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent or Purchaser, none of Parent's or Purchaser's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company, other than Alan Rosskamm, Chairman of the Board, President and Chief Executive Officer of the Parent, who owns 100 shares of the Company's Common Stock, and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

DIRECTORS OF THE COMPANY

     The Company's Restated Certificate of Incorporation and By-Laws provide that the authorized directors are divided into three classes. Set forth below is certain information with respect to the current directors of the Company as of January 31, 1998:

         NAME             AGE             PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
-----------------------   ----   --------------------------------------------------------------
Carl C. Gregory, III        52   Chairman and Chief Executive Officer of West Capital Financial
                                 Services Corp., since 1997. From 1991 to 1996 he served as
                                 Chairman and Chief Executive Officer of MIP Properties, Inc.
                                 He also serves as a Director of Pacific Gulf Properties, Inc.
                                 and Apex Mortgage Capital, Inc.
John E. Labbett             47   Executive Vice President and Chief Financial Officer since
                                 October 1995 and a Director since August 1996. Prior to that he was the Vice President/Chief Financial Officer for the
                                 Petfood Giant, Inc. from 1994 to 1995. From 1987 to 1993 he was Executive Vice President -- Chief Financial Officer for
                                 Herman's Sporting Goods, Inc.
Mitchell G. Lynn            48   President and Managing Director of Combined Resources
                                 International since 1994, and a director of the Company since
                                 1995. From 1993 to 1994, he was Senior Executive Vice
                                 President and Director of Price/Costco. From 1979 to 1993, he
                                 was with Price Company in various executive positions, the most recent of which was President and a Director.
Alison L. May               47   Chief Operating Officer and Chief Financial Officer of Esprit
                                 de Corp. since January 1997 and a director of the Company
                                 since August 1996. From 1991 to 1996 she served in various executive positions at Patagonia, Inc., the most recent of which was President.

         NAME             AGE             PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
-----------------------   ----   --------------------------------------------------------------
Donald L. Richey            54   President and Chief Executive Officer and a director of the
                                 Company since April 1997. From 1994 to 1995 he was Executive
                                 Vice President and Chief Operating officer of Fabri-Centers of
                                 America, Inc., and from 1990 to 1994 he was President of Cloth
                                 World, Inc., which was acquired by Fabri-Centers of America,
                                 Inc.
R.N. Hankin                 50   Founder and Chief Executive Officer of Hankin & Co. for more than five years. He has been a director of the Company since
                                 1995, and Chairman of the Board since August 1996. He also serves on the Board of Directors of Alpha Microsystems, Quidel
                                 Corporation, Semitech Corporation and Sparta, Inc. He also is a member of the U.C.L.A. Foundation Board of Counselors.
H. Michael Hecht            57   President and Chief Executive Officer of Dickson Trading North
                                 America since 1994, and a director of the Company since 1995.
                                 From 1992 to 1994 he was President and Chief Executive Officer
                                 of Builder's Emporium. Prior to that he served in a variety of executive positions at Carter Hawley Hale Stores, Inc., the most recent of which was as President and a Director. He also is a director of Edison Brothers Stores.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of January 31, 1998:

         NAME             AGE                         POSITION AND OFFICE
-----------------------   ----   --------------------------------------------------------------
Donald L. Richey            54   President and Chief Executive Officer since April 1997. Prior to this he was the Executive Vice President and Chief
                                 Operating Officer of Fabri-Centers of America, Inc. from 1994 to 1995. From 1990 to 1994, he was President of Cloth World,
                                 Inc., which was acquired by Fabri-Centers of America, Inc. in
                                 1994.
John E. Labbett             47   Executive Vice President and Chief Financial Officer since
                                 October 1995. Prior to that he was the Vice President/Chief
                                 Financial Officer for the Petfood Giant, Inc. from 1994 to
                                 1995. From 1987 to 1993 he was Executive Vice
                                 President -- Chief Financial Officer for Herman's Sporting
                                 Goods, Inc.
William E. Rapp             57   Executive Vice President -- Merchandise and Buying since May
                                 1995. General Merchandise Manager for Northwest Fabrics from
                                 1988 to 1995.
Carolyn Tackett             44   Executive Vice President since May 1997. From 1994 to 1997, she was Director of Operations and Visual Merchandising at
                                 Fabri-Centers of America, Inc. From 1992 to 1994, she was
                                 Director of Advertising and Senior Merchandiser at Clothworld,
                                 Inc.
Gary E. Veazie              49   Executive Vice President -- Store Operations since December
                                 16, 1997. From September 1997 through December 1997, Regional
                                 Manager. Vice President -- Operations Old American Store, Inc.
                                 from 1995 to 1996. A consultant with Customers, Inc. in 1994.
                                 Executive Vice President -- Director of Stores with Northwest
                                 Fabrics and Crafts, a Division of ConAgra Corp, from 1989 to
                                 1993.
Marvin S. Maltzman          61   Sr. Vice President -- Administration, Secretary and General
                                 Counsel since 1993; Vice President, Secretary and General
                                 Counsel from 1980 to 1993, and a Director from 1991 to 1996.
James C. Webb               54   Sr. Vice President -- Real Estate since 1993. Prior to that he was Vice President -- Real Estate.

         NAME             AGE                         POSITION AND OFFICE
-----------------------   ----   --------------------------------------------------------------
Doyle W. Parker             50   Sr. Vice President, Craft Buyer since January 5, 1998. Prior to that he was a Sr. Buyer -- Fabrics for Michael Arts and
                                 Crafts from April, 1997 to November 1997. Executive Vice
                                 President  -- Buyer for Piece Goods Shops from 1995 to 1996.
                                 Executive Vice President -- Buying for House of Fabrics, Inc.
                                 from 1994 to 1995, and Vice President -- Crafts from 1993
                                 through 1994.
Jay A. Klein                49   Sr. Vice President -- Crafts since November, 1997. From 1995 to 1997, he was a Senior Buyer at Michaels Arts and Crafts,
                                 and from 1992 through 1995 a Crafts and Fabric Buyer at Ames
                                 Department Stores.
Carlos Menendez             48   Vice President -- Information Systems since November, 1997.
                                 Prior to that he was Chief Information Officer since August,
                                 1995. Director of MIS for Aaron Brothers from 1988 to 1995.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than ten percent of the Company's common stock file initial reports of ownership of common stock and reports of changes of ownership with the Securities and Exchange Commission and the NASDAQ Stock Market.

     Executive officers, directors and certain stockholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of such copies and other records available to the Company, the Company believes that all of its officers and directors have complied with all filing requirements. The Company has not received copies of any Section 16(a) forms filed by any person who owns more then ten percent of the Company's Common Stock.

                 BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     During the fiscal year ended January 31, 1998, the Board of Directors held 16 meetings and acted by written consent on three occasions. All of the directors attended at least 75% of the aggregate number of Board and Board Committee meetings on which they served.

     The Company's Audit Committee is currently composed of R.N. Hankin (Chair), Carl C. Gregory, III and Alison L. May. The primary function of the committee is to recommend to the Board of Directors the firm of independent public accountants to be selected as auditors for the year and to consult with the accountants regarding the scope of their engagement, the audit report and management letter issued upon the completion of their examination and the adequacy of the Company's internal accounting controls. The committee also provides an independent forum for open and candid discussions concerning the Company's financial statements and related disclosures and the adoption and review of accounting policies and procedures. While the committee is concerned with the accuracy and completeness of the Company's financial statements and matters relating thereto, the committee's role is not designed to provide stockholders or others with any special assurances with regard thereto, nor involve the review (in any sense of professional evaluation) of the quality of the Company's independent audit. It is believed that the committee's activities serve a useful function in providing ongoing oversight on behalf of the Board of Directors, but they in no way alter the traditional roles and responsibilities of the Company's management and independent public accountants with respect to the accounting and control functions and the financial statements presentation. The Audit Committee met one time in fiscal 1998.

     The Company's Compensation Committee is currently composed of Mitchell G. Lynn (Chair), R.N. Hankin and H. Michael Hecht. The committee is primarily responsible for the review and recommendation of officers' salaries, bonuses and other forms of compensation and for the periodic review and evaluation of new and existing forms of employee benefit programs. The members also serve as the Stock Option Committee of the Compensation Committee and are responsible for the administration of the Stock Option Plan and to make recommendations to the Board of Directors regarding stock option awards. The Compensation Committee and the Stock Option Committee met once in fiscal 1998.

     The Company does not have a Nominating Committee.

     Directors who are not employees of the Company are compensated for their services. The Chairman of the Board receives an annual retainer fee of $30,000 and each director receives an annual retainer fee of $15,000, plus a meeting fee of $1,000 per day for board or committee meetings attended. Directors who are employees of the Company do not receive any additional compensation for their services as a director. Non-employee directors were granted stock options on August 20, 1996 at an exercise price of $4.00 per share for a term of 10 years. The amount of the options granted are as follows: Messrs. Hankin, Hecht and Lynn, 18,746; and Mr. Gregory and Ms. May, 9,373.

                             EXECUTIVE COMPENSATION

     The information in the Summary Compensation Table sets forth the compensation paid to the Chief Executive Officer and the four most highly compensated executive officers at the end of the last completed fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                                     LONG TERM
                                                             ANNUAL COMPENSATION                   COMPENSATION
                                                  ------------------------------------------          AWARDS
                                    FISCAL                                         OTHER           -------------
                                     YEAR                                          ANNUAL           SECURITIES
                                     ENDED                                      COMPENSATION        UNDERLYING
  NAME AND PRINCIPAL POSITION     JANUARY 31       SALARY        BONUS(1)          (2)(3)          STOCK OPTIONS
--------------------------------  -----------     --------       --------       ------------       -------------
Donald L. Richey                      1998        $237,500       $100,000(5)      $117,826(6)         200,000
President and
Chief Executive Officer(4)

Gary L. Larkins,                      1998        $247,255             --                 (8)              --
Former Vice Chairman                  1997        $224,254       $ 74,400(9)              (8)          76,859
and Chief Executive Officer(7)        1996        $224,254             --         $ 28,234                 --(10)

John E. Labbett,                      1998        $175,000       $ 25,000(5)      $139,674(6)              --
Executive Vice President --           1997        $175,000       $ 25,000(5)              (8)          37,492
Chief Financial Officer(11)           1996        $ 43,749             --         $ 11,346                   (10)

Michael E. Brown,                     1998        $142,206             --                 (8)              --
Former Executive Vice President --
                                      1997        $150,000       $108,400(2)              (8)          37,492
Store Operations(12)                  1996        $131,250       $ 10,000(9)      $ 13,688                   (10)

William E. Rapp,                      1998        $150,000             --                 (8)
Executive Vice President --           1997        $150,000       $120,000(5)              (8)          37,492
Buying(13)                            1996        $ 97,210       $ 60,000(14)     $ 32,111                   (10)

---------------

 (1) There were no performance bonuses paid under the Company's incentive bonus program for any of the years shown.

 (2) The Company adopted a Qualified Profit Sharing Plan (the "Qualified Plan") in 1970 which was amended to a 401(k) Plan in 1996. The 401(k) Plan is designed to encourage long range savings, to meet financial emergencies and retirement needs. The 401(k) Plan covers fulltime employees, twenty-one years of age, who have been employed by the Company for at least twelve months. An employee may contribute up to a maximum of 16% of monthly earnings. The Company, subject to its profitability, may match 1% for each year of employment up to a maximum of 6%. In 1990, the Company adopted a Non-Qualified Profit Sharing Plan (the "Non Qualified Plan") for all highly compensated officers and employees ("HCG") of the Company since the HCG were no longer eligible to participate in the Qualified Plan. The Non-Qualified Plan is limited to the HCG. The Non-Qualified Plan was designed to offer the HCG the same benefits as afforded under the Qualified Plan.

 (3) Profit sharing contributions are earned in the prior year but paid in the following year. Because of the Company losses in the last three years, there were no Company matching contributions earned for the fiscal years ended January 31, 1998, 1997 and 1996.

 (4) Mr. Richey became an employee of the Company in April 1997. See "-- Employment Agreement".

 (5) Minimum bonus payments guaranteed.

 (6) Includes reimbursement of moving and related expenses, term life insurance premiums for coverage over $50,000 and car allowance.

 (7) Mr. Larkins resigned as Vice Chairman and Chief Executive Officer effective April 1, 1997.

 (8) The aggregate value of the perquisites and other personal benefits received by the named executive is not reflected because the amount was below the reporting threshold.

 (9) The Board of Directors adopted a Special Bonus Plan ("Plan") effective during fiscal 1995. The Plan was designed to help retain executive officers and key employees ("Employees") of the Company during the period of its Chapter 11 bankruptcy reorganization. This Plan was designed to offer Employees the incentive and reward required to maintain their support, enthusiasm and loyalty through the restructuring process. The Plan provided for the payment of the bonus in three stages. The first payment was made upon adoption of the Plan with each participant receiving 20% of the total amount designated. The second payment of 20% was made upon the Company's having secured approval from the Bankruptcy Court to present a Plan of Reorganization. The final payment of 60% was made on July 31, 1996 upon confirmation of the Plan of Reorganization.

(10) All options issued prior to emergence from Chapter 11 proceeding on July 31, 1996 have been cancelled.

(11) John E. Labbett was elected as an officer on October 16, 1995.

(12) Michael E. Brown resigned as of December 12, 1997.

(13) William E. Rapp was elected as an officer on May 24, 1995.

(14) Hiring bonus agreed to be paid to William E. Rapp.

CHANGE IN CONTROL AND CONSULTING AGREEMENTS

     In October 1995, the Board of Directors adopted a Change-in-Control Severance Agreement ("Agreement") that covers certain key and executive officers of the Company. The agreement provides for payment of 9 to 18 months of base salary based on the executive officers' classification in the event of a change in the control of the Company as defined in the Agreement. All of the executive officers named in the Summary Compensation Table are covered by the Agreement.

     On December 19, 1996, the Company entered into an agreement with Gary L. Larkins whereby Mr. Larkins resigned as President of the Company. He continued to serve the Company as Vice-Chairman and Chief Executive Officer until April 1, 1997 when a successor was appointed. Mr. Larkins serves as a consultant to the Company for 19 months at a monthly rate of $17,842.11, effective April 1, 1997.

EMPLOYMENT AGREEMENT

     On March 26, 1997, the Company entered into an employment agreement with Donald L. Richey, President and Chief Executive Officer of the Company. The employment agreement provides for a term ending on January 31, 2000, unless the agreement is earlier terminated in accordance with its terms; provided, however,that unless Mr. Richey or the Company gives written notice to the other party to the contrary at least ninety days prior to the end of the initial or extended term of the employment agreement, the term of the agreement will automatically be extended for an additional one year. The employment agreement provides that Mr. Richey will be paid a base salary of not less than $300,000 per year and a bonus based upon performance targets. However, Mr. Richey is entitled to a minimum bonus for fiscal 1998 of $100,000. Pursuant to the terms of the employment agreement, Mr. Richey received options in March 1997 to acquire 200,000 shares of the Common Stock of the Company at an exercise price of $3.6875 per share and options on February 2, 1998 to acquire an additional 100,000 shares at an exercise price of $4.09375 per share.

     If Mr. Richey's employment is terminated during the term of the employment agreement as a result of his disability, Mr. Richey would be entitled to receive his base salary and any Additional Benefits (as defined) for a period of 18 months. If Mr. Richey's employment is terminated "without cause" (as defined) he would be entitled to receive his base salary, bonus and any Additional Benefits for the lesser of 18 months or the remainder of the term of the employment agreement. If a "change in control" of the Company should occur, Mr. Richey may, within nine months after first receiving notice of the change in control, elect to retire from full time service and shall be entitled, for a period of 18 months after such election, to receive his base salary, bonus and any Additional Benefits to which he would have been entitled. For purposes of the employment agreement, a "change in control" shall have occurred if, with or without the consent of the Board of Directors of the Company, (i) any person, enterprise, group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or other entities shall become the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of at least 50% of the outstanding stock of the Company entitled to vote generally for the election of directors (other than in a transaction or a series of transactions approved by Mr. Richey as a director of the Company or recommended to the Board by Mr. Richey), or (ii) at any time fewer than 51% of the members of the Board of Directors of the Company shall be persons who are either nominated for election by the Board, or were elected by the Board; provided, however, that for purposes of determining whether a majority of the Board has approved such nomination or election, there shall be excluded any individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other action or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, or (iii) there shall be a sale of all or substantially all of the Company's assets or the Company shall merge or consolidate with another corporation and the stockholders of the Company immediately prior to such transaction do not own, immediately after such transaction, stock of the purchasing or surviving corporation in such transaction (or of the parent corporation of the purchasing or surviving corporation), possessing more than 50% of the voting power (for the election of directors generally) of the outstanding stock of that corporation, which ownership shall be measured without regard to any stock of the purchasing, surviving or parent corporation owned by the stockholders of the Company before the transaction.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                       ----------------------------------------------------------------     VALUE AT ASSUMED
                                              PERCENTAGE OF                               ANNUAL RATES OF STOCK
                           NUMBER OF              TOTAL                                    PRICE APPRECIATION
                           SECURITIES       OPTIONS GRANTED TO   EXERCISE                  FOR OPTION TERM(1)
                       UNDERLYING OPTIONS      EMPLOYEES IN        PRICE     EXPIRATION   ---------------------
                           GRANTED(#)          FISCAL YEAR       ($/SHARE)      DATE        5%($)      10%($)
                       ------------------   ------------------   ---------   ----------   ---------   ---------
Donald L. Richey.....        200,000               63.5%           $3.69     03/25/2007   1,200,495   1,911,588
Gary L. Larkins......              0                 --               --             --          --          --
John E. Labbett......              0                 --               --             --          --          --
Michael E. Brown.....              0                 --               --             --          --          --
William E. Rapp......              0                 --               --             --          --          --

---------------

(1) Potential realizable value is disclosed in response to SEC rules which require such disclosure for illustration only. The values disclosed are not intended to be, and should not be, interpreted by stockholders as representations or projections of the future value of the Company's stock or of the stock price.

                 AGGREGATED OPTION EXERCISES DURING FISCAL 1998
                     AND OPTIONS VALUES AT FISCAL YEAR END

                                                                                 NUMBER OF
                                                                                SECURITIES            VALUE OF
                                                                                UNDERLYING           UNEXERCISED
                                                                                UNEXERCISED         IN-THE-MONEY
                                                                                OPTIONS AT           OPTIONS AT
                                                                                YEAR END(#)        YEAR END($)(#)
                                                                            -------------------    ---------------
                                         SHARE ACQUIRED        VALUE           EXERCISABLE/         EXERCISABLE/
                                         ON EXERCISE (#)    REALIZED ($)       UNEXERCISABLE        UNEXERCISABLE
                                         ---------------    ------------    -------------------    ---------------
Donald L. Richey......................          --               --            66,666/133,334            0/0
Gary L. Larkins.......................          --               --             19,214/57,645            0/0
John E. Labbett.......................          --               --              9,373/28,119            0/0
Michael E. Brown......................          --               --                         0            0/0
William E. Rapp.......................          --               --              9,373/28,119            0/0

---------------

* Based on the difference between the closing sale price of the Common Stock on January 30, 1998 (the last trading day of fiscal 1998), and the exercise price.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     The Company's Compensation Committee is currently composed of Mitchell G. Lynn (Chair), R.N. Hankin and H. Michael Hecht. There are no Compensation Committee interlocks or insider participation for any of the committee members.

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee ("Committee") is appointed by the Board of Directors and currently consists of three of the Company's outside directors, Michael G. Lynn (Chair), R.N. Hankins and H. Michael Hecht.

     The Committee reviews the compensation of all corporate officers, including the Chief Executive Officer, and makes recommendations to the Board of Directors based upon the criteria which follows:

     The Company's overall compensation philosophy has the objective of (1) competitiveness, (2) reasonableness, (3) performance, (4) consistency and (5) equity. The Committee also believes the Company's bonus program should incorporate a philosophy that a substantial portion of the total annual compensation be "at risk" through short-term strategic goals for the Company, and significant individual incentive during the fiscal year.

     At the Company, for many years officers' compensation has been directly linked to performance through a base salary and a performance bonus. No performance bonuses have been paid in the past three years. However, as described in the Summary Compensation Table, a Special Bonus and hiring bonuses were paid.

     During the fiscal year ended January 31, 1998, the base compensation for four executive officers was increased. Six executive officers were hired to fill vacancies. Each newly hired executive officer received, in addition to their base pay, a Change-in-Control Severance Agreement and a Stock Option Grant.

     On April 1, 1997, Donald L. Richey was hired as the Company's Chief Executive Officer under a three year Employment Agreement ("Agreement"). The Agreement provided for annual base compensation of $300,000, a minimum annual bonus of $100,000 and a grant of stock options as described in the Stock Option Table.

     In 1993, Congress adopted legislation that prohibits publicly-held companies from deducting certain compensation that exceeds $1,000,000 in any tax year. In view of the Company's compensation levels, it has not modified its incentive plans to comply with this legislation. Should circumstances change, the Committee will consider a modification of Company plans to comply with the legislation where practical.

                                            Michael G. Lynn, Chair
                                            R.N. Hankin
                                            H. Michael Hecht

                COMPARISON OF 17 MONTH CUMULATIVE TOTAL RETURN*
              AMONG HOUSE OF FABRICS, INC., THE RUSSELL 2000 INDEX
                          AND THE NASDAQ RETAIL INDEX

        MEASUREMENT PERIOD           HOUSE OF FABRICS,                         NASDAQ RETAIL
      (FISCAL YEAR COVERED)                INC.            RUSSELL 2000            TRADE
8/01/96                                         100.00              100.00              100.00
1/31/97                                          97.62              117.96              107.88
12/31/97                                         39.29              141.59              124.50

* $100 invested on 8/01/96 in stock or on 7/31/96 in index -- including reinvestment of dividends.

     On July 31, 1996, the Company's Plan of Reorganization became effective, which provided for a restructuring and issuance of new Common Stock of the Company. The performance graph reflects the newly issued Common Stock performance since August 1, 1996.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of common shares beneficially owned on February 1, 1998 by (i) owners of more than five percent of outstanding common stock, based solely on Schedules 13Ds filed by such beneficial owners with the Securities and Exchange Commission; (ii) each director; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors and executive officers as a group. All individuals listed in the table have sole voting and investment power over the shares reported as owned, except as otherwise stated.

                                                                           OPTION SHARES
                                                         SHARES             EXERCISABLE      PERCENTAGE OF
                                                   BENEFICIALLY OWNED,       WITHIN 60        OUTSTANDING
                      NAME                          EXCLUDING OPTIONS          DAYS             SHARES
-------------------------------------------------  -------------------     -------------     -------------
Rumpelstiltskin (USA)(1).........................        873,390                    0             16.4%
c/o Goldsher & Goldsher
  640 N. LaSalle Street, Suite 300
  Chicago, IL 60610
Gabriel Capital, L.P.(2).........................        331,534                    0              6.2%
  450 Park Avenue, Suite 3201
  New York, New York 10022
Gary L. Larkins..................................             90               19,214              (3)
Michael E. Brown.................................              0                    0
John E. Labbett..................................              0                9,373              (3)
William E. Rapp..................................              0                9,373              (3)
Donald L. Richey.................................              0               66,666              1.2%
Carl C. Gregory, III.............................              0                2,343              (3)
R.N. Hankin......................................              0                4,686              (3)
H. Michael Hecht.................................              0                4,686              (3)
Mitchell G. Lynn.................................              0                4,686              (3)
Alison L. May....................................              0                2,343              (3)
All directors and executive officers as a group
  (15)...........................................              0              115,403              2.1%

---------------

(1) Based upon Amendment No. 2 to Schedule 13D dated March 31, 1997.

(2) Based upon Schedule 13D dated December 19, 1997.

(3) Less than 1%.